THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 5, 2012

Mark P. Schuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914

Dear Mr. Shuman:

In response to your letter of comments dated November 1, 2012, please be advised as follows:

Certain Transactions

1.         Disclosure has been provided of the approximate dollar amount of services provided to mfifty.

Financial Statements

2.         The revision requested has been provided and the date of the auditor's report has been revised.

Exhibit 10.20

3.         Supplemental terms and conditions of the agreement were unintentionally omitted from the exhibit.  They are now attached to Exhibit 10.11, thereby making the agreement complete.

Other

4.         A new auditor's consent has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw
cc: Touchpoint Metrics, Inc.